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Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

02 MAR 20 AM 8:07

Santos

02028093

Date: Thu 21 Mar 2002 12:33:27 AM EST

To: SECURITIES EXCHANGE COMMISSION
: SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject: Weekly Drilling Report - w/e 21 Feb 02

Number of pages (incl. cover sheet): 2

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Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 21st March 2002

Wildcat Exploration Wells

Norfolk 1

Type	Oil Wildcat Exploration	
Location	Offshore Western Australia WA-191-P, 1.7km E of Mutineer 1B, 3.3km NE of Pitcairn 1 and some 150km N of Dampier.	
Status at 0600hrs 21/03/02	Norfolk 1 has reached a total depth of 3274m with 1144m progress for the week. The total depth-logging program is in progress and we have evaluated the primary objective Angel sands with wireline logs. These tools also with mud logs indicate that Norfolk 1 has intersected a gross oil column of some 30 metres (net 20 metres) with excellent reservoir sands. Evaluation of the zone of interest will continue with wire-line pressure surveys and down-hole fluid sampling. Norfolk 1 is 1.7km east of the Mutineer 1discovery well (drilled in 1998) and 3.3km north east of the Pitcairn 1 oil discovery (drilled in 1997).	
Planned Total Depth	3476m	
Interest	Santos Group	33.3972%
	Exxon-Mobil	33.4023%
	Nippon	25.0000%
	Woodside	8.2000%
Operator	Santos Group	

Mallonee 1

Type	Oil Wildcat Exploration	
Location	Offshore Northern Territory AC/P 15 (Vulcan Sub-Basin), 17.0km SW of Dillon Shoals 1, 110.0km NNE of the Challis Oil Field, and some 600km WNW of Darwin.	
Status at 0600hrs CST 21/03/02	Mallonee 1 has been plugged and abandoned as a dry hole. The well reached a total depth of 2345m with no progress for the week. The Ocean General drilling rig has been de-mobilised to Darwin Harbour and was off contract on 14/03/02.	
Planned Total Depth	2642m	
Interest	Santos Group	33.34%
	Kerr McGee Oil and Gas Corp	33.33%
	AEC International (Australia) Pty Ltd	23.33%
	SK Corp	10.00%
Operator	Santos Group	

Enquiries: Dr Graeme Bethune
General Manager - Finance & Investor Relations
ph: 08 8218 5157
fax. 08 8218 5970

During the week ending 21st March 2002 Santos Limited also participated in 1 appraisal well and 6 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Santos Ltd
ABN 80 007 550 923
GPO Box 2455
Adelaide SA 5001
Telephone: 08 8218 5111
Facsimile: 08 8218 5131
www.santos.com.au

Santos

News Release

Issued by Investor Relations

21 March 2001

Santos Limited Response to PNG Government's decision

Santos has learned that the Government of the Independent State of Papua New Guinea has decided not to proceed with the Santos proposal regarding Orogen Minerals Limited.

Mr John Ellice-Flint, the Managing Director of Santos, said:

"Santos is disappointed that the PNG Government has decided not to support the Company's proposed offer for Orogen, which we believe would be in the best interests of Orogen shareholders and is superior to the offer from Oil Search."

"The PNG Government first approached Santos in November 2001 inviting the company to make a bid and discussions continued thereafter."

"Santos elected to make a public announcement of the Company's proposed offer yesterday, after being advised that it was necessary to do so in order for the proposal to receive full consideration at the PNG National Executive Council."

"Santos has been and remains supportive of the PNG Gas Project."

For further information please contact:

Graeme Bethune -General Manager Finance and Investor Relations
Santos Limited
Tel: + 61 8 8218 5157
Mobile: +61 419 828 617
Email: graeme.bethune@santos.com

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)